STATEMENT OF INVESTMENTS
Dreyfus Growth Opportunity Fund, Inc.
November 30, 2006 (Unaudited)

Common Stocks--96.6%	Shares	Value ($)
Consumer Discretionary--13.5%		
Coach	46,100 a	1,991,981
Comcast, Cl. A (Special)	60,700 a	2,444,996
Family Dollar Stores	54,200	1,511,638
Gap	81,800	1,531,296
J.C. Penney	15,210	1,176,341
Marriott International, Cl. A	73,000	3,295,950
News, Cl. A	134,200	2,764,520
Omnicom Group	21,000	2,145,360
Polo Ralph Lauren	29,100	2,275,620
Staples	97,200	2,475,684
Starbucks	42,400 a	1,496,296
Target	35,900	2,085,431
VF	27,400	2,147,886
Walt Disney	51,900	1,715,295
		29,058,294
Consumer Staples--8.0%		
Altria Group	62,300	5,246,283
Cadbury Schweppes, ADR	30,900	1,282,659
Clorox	33,600	2,150,400
Colgate-Palmolive	41,200	2,680,060
CVS	54,500	1,567,965
Dean Foods	47,200 a	2,021,104
Procter & Gamble	34,200	2,147,418
		17,095,889
Energy--5.1%		
Diamond Offshore Drilling	12,500	970,250
Grant Prideco	48,200 a	2,112,124
Hess	24,500	1,231,615
Marathon Oil	26,700	2,519,946
National Oilwell Varco	27,700 a	1,842,327
Peabody Energy	27,200	1,251,472
Valero Energy	17,500	963,725
		10,891,459
Financial--10.0%		
AmeriCredit	40,300 a	945,035
Capital One Financial	23,200	1,806,816
CIGNA	17,700	2,231,085
CIT Group	20,500	1,066,205
Countrywide Financial	26,400	1,048,608
Everest Re Group	11,700	1,151,397
Janus Capital Group	116,200	2,354,212
JPMorgan Chase & Co.	48,200	2,230,696
Merrill Lynch & Co.	38,900	3,401,027
MetLife	23,100	1,356,663
Nasdaq Stock Market	50,000 a	2,007,500
SLM	43,800	2,007,792
		21,607,036
Health Care--14.6%		
Abbott Laboratories	84,700	3,952,102
Allergan	12,200	1,422,276
Amgen	52,800 a	3,748,800

Biogen Idec	25,400 a	1,327,404
Celgene	25,400 a	1,415,542
Cerner	40,700 a	1,956,449
Covance	29,200 a	1,748,204
Cytyc	41,100 a	1,077,642
Genzyme	21,000 a	1,352,400
Henry Schein	35,400 a	1,824,162
Sanofi-Aventis, ADR	25,400	1,117,854
Schering-Plough	186,000	4,093,860
Thermo Fisher Scientific	43,200 a	1,893,456
Wyeth	48,100	2,322,268
Zimmer Holdings	29,300 a	2,137,728
		31,390,147
Industrial--15.9%		
3M	31,100	2,533,406
Cameron International	21,100 a	1,146,152
Emerson Electric	26,800	2,323,560
Empresa Brasileira de Aeronautica, ADR	34,000	1,415,760
European Aeronautic Defence and Space	103,800	3,054,883
General Electric	253,100	8,929,368
Goodrich	53,700	2,416,500
Honeywell International	53,200	2,286,536
L-3 Communications Holdings	13,500	1,110,375
Norfolk Southern	24,400	1,201,700
O'Reilly Automotive	31,500 a	997,605
Textron	12,400	1,208,380
Tyco International	39,500	1,196,455
United Technologies	32,200	2,077,866
US Airways Group	40,500 a	2,298,780
		34,197,326
Information Technology--24.5%		
Accenture, Cl. A	73,500	2,476,950
Adobe Systems	45,200 a	1,813,876
Apple Computer	48,500 a	4,446,480
Autodesk	57,400 a	2,363,732
Broadcom, Cl. A	54,600 a	1,792,518
Cisco Systems	274,000 a	7,365,120
Cognizant Technology Solutions, Cl. A	27,000 a	2,202,120
Corning	82,600 a	1,780,856
Hewlett-Packard	101,600	4,009,136
Microchip Technology	65,600	2,237,616
Microsoft	320,500	9,400,265
Motorola	112,700	2,498,559
National Semiconductor	41,800	1,011,142
Network Appliance	48,500 a	1,901,685
Oracle	196,900 a	3,747,007
Sun Microsystems	202,900 a	1,099,718
Texas Instruments	88,900	2,626,995
		52,773,775
Internet--3.0%		
Google, Cl. A	13,100 a	**6,352,452**
Materials--2.0%		
Celanese, Ser. A	54,700	1,203,400
Praxair	28,100	1,753,440
Vulcan Materials	14,000	1,242,080
		4,198,920
Total Common Stocks		
(cost $179,504,191)		**207,565,298**

Other Investment--3.5%

Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $7,600,000)	7,600,000 [b]	**7,600,000**
Total Investments (cost $187,104,191)	**100.1%**	**215,165,298**
Liabilities, Less Cash and Receivables	**(.1%)**	**(120,357)**
Net Assets	**100.0%**	**215,044,941**

ADR - American Depository Receipts

a Non-income producing security.

b Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.